December 3, 2013

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Stryker Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 27, 2013
File No. 0-09165

Dear Ms. Blye:

This letter is in response to your letter dated November 19, 2013. Your letter requested certain information in response to the comments set forth therein with respect to Stryker Corporation's (the Company's) filing listed above. Your comments are addressed below. For your convenience, we have restated your original comments prior to our responses.

1.
Comment: You stated in your letter to us dated July 7, 2010 that your products were distributed in Syria. Your website indicates that Stryker Export - Dubai continues to operate in Syria. Publicly-available information indicates that you have obtained several U.S. government licenses to conduct business with Sudan since your 2010 letter. In addition, you disclose on page 40 of your Form 10-K that you operate in Latin America and Africa, regions that can be understood to include Cuba and Sudan. As you know, Cuba, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan or Syria. Please tell us about your contacts with Cuba, Sudan and Syria since your 2010 letter. Your response should describe any products, equipment, components, technology, or services you have provided into Cuba, Sudan and Syria, directly or indirectly, since the referenced letter, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company obtains all required authorizations from the applicable U.S. Government Agency (e.g. the Office of Foreign Assets Control (OFAC) of the Department of the Treasury or the U.S Department of Commerce Bureau of Industry and Security) prior to the sale of any product destined for customers in Cuba, Sudan or Syria (collectively, the "Identified Countries"). All contacts, if any, made with customers, including the governments or any entities controlled by those governments, in the Identified Countries involve independent, third-party distributors. The Company has not maintained and does not maintain any direct sales activity or operations, nor does it employ any persons in the Identified Countries.

The extent of the Company's transactions in the Identified Countries for the three fiscal years ended December 31, 2012 and the nine months ended September 30, 2013, all of which involved the sale of orthopaedic implants, medical equipment and neurovascular devices to independent, third-party distributors, is discussed in the response to Comment No. 2 below.

2.
Comment: Please discuss for us the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response:

The Company sold no product in Cuba or Sudan during the three fiscal years ended December 31, 2012 or the nine months ended September 30, 2013. While the Company did sell an insignificant amount of orthopaedic implants, medical equipment and neurovascular devices in Syria through independent, third-party distributors in 2010 and 2011, we terminated the relationships with those distributors in November 2011 and have not sold any product in Syria since then. The Company does not have any direct investment or own any assets in the Identified Countries.

The table below details the revenues associated with the indirect sales in Syria during 2010 and 2011, expressed in dollar amounts and as a percentage of the Company's total sales for each year. The amount of such sales was inconsequential, representing 0.01% or less of the Company's total sales in each of those periods.

(USD, in thousands)
Period	Sales in Syria	Stryker Corporation Total Sales	Syria Sales as a % of Total Sales

Year ended December 31, 2010	$826	$7,320,000	0.01%
Year ended December 31, 2011	$(1)	$8,307,000	less than 0.01%

We have programs and policies in place to ensure compliance with applicable laws relating to its sales in the Identified Countries including the export controls administered by the Commerce Department's Bureau of Industry and Security and the OFAC licensing program administered by the Department of the Treasury.

Based upon these quantitative and qualitative factors and the nature of the products we sell, we do not believe that the prior indirect sales activities in the Identified Countries had or will have any material impact on our reputation, share value or investor sentiment. We do not believe that a reasonable investor would consider additional information about those indirect sales activities important in making an investment decision. The Company's past sales activities in the Identified Countries were immaterial in amount and complied, and any such sales in the future would comply, in all respects with U.S. law. The Company believes that the past transactions did not represent a material investment risk for our stockholders and, therefore, no specific reference to the Identified Countries has been made or will be made in our filings with the U.S. Securities and Exchange Commission (SEC).

In connection with this response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filing listed above and all periodic filings with the SEC. Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information. If you should require further information, please contact me at (269) 389-2600.

Sincerely,

/s/ William R. Jellison

William R. Jellison
Vice President, Chief Financial Officer

cc.     Kevin A. Lobo
President and Chief Executive Officer